Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 27, 2004

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.                                       Press release dated December 2, 2003 entitled “NOTICE REGARDING BOARD OF DIRECTORS’ RESOLUTION TO FILE FOR DELISTING WITH FRANKFURT STOCK EXCHANGE”

2.                                       Press release dated December 19, 2003 entitled “VODAFONE LAUNCHES THE VODAFONE SPEAKING PHONE ON PAY AS YOU TALK”

3.                                       News release dated December 22, 2003 entitled “VERIZON WIRELESS AND VODAFONE CO-OPERATE ON TRANSATLANTIC TEXT MESSAGING SERVICE FOR CUSTOMERS”

4.                                       Press release dated December 29, 2003 entitled “VODAFONE EXTENDS PARTNER COMMUNITY WITH SECOND MTC AGREEMENT”

5.                                       Press Release dated December 29, 2003 entitled “VODAFONE SELECTS FAST FOR WORLDWIDE MOBILE SEARCH SERVICES”

6.                                       Press release dated January 20, 2004 entitled “VODAFONE ANNOUNCES WINNERS OF JAVA ™ GAMES CHALLENGE 2003”

7.                                       Press release dated January 30, 2004 entitled “NEW APPOINTMENTS”

8.                                       Stock Exchange Announcement dated December 3, 2003

9.                                       Stock Exchange Announcement dated December 10, 2003

10.                                 Stock Exchange Announcement dated December 11, 2003

11.                                 Stock Exchange Announcement dated December 11, 2003

12.                                 Stock Exchange Announcement dated December 12, 2003

13.                                 Stock Exchange Announcement dated December 12, 2003

14.                                 Stock Exchange Announcement dated December 18, 2003

15.                                 Stock Exchange Announcement dated December 18, 2003

16.                                 Stock Exchange Announcement dated December 19, 2003

17.                                 Stock Exchange Announcement dated December 22, 2003

18.                                 Stock Exchange Announcement dated December 23, 2003

19.                                 Stock Exchange Announcement dated December 23, 2003

20.                                 Stock Exchange Announcement dated January 6, 2004

21.                                 Stock Exchange Announcement dated January 7, 2004

22.                                 Stock Exchange Announcement dated January 7, 2004

23.                                 Stock Exchange Announcement dated January 8, 2004

24.                                 Stock Exchange Announcement dated January 9, 2004

25.                                 Stock Exchange Announcement dated January 12, 2004

26.                                 Stock Exchange Announcement dated January 13, 2004

27.                                 Stock Exchange Announcement dated January 14, 2004

28.                                 Stock Exchange Announcement dated January 14, 2004

2 December 2003

NOTICE REGARDING BOARD OF DIRECTORS’ RESOLUTION TO FILE FOR DELISTING
WITH FRANKFURT STOCK EXCHANGE

Vodafone Group Plc announces that, due to the minimal amount of daily trading in the Company’s shares on the Frankfurt Stock Exchange, it has filed for delisting of its shares from that Exchange.   It is anticipated that the delisting will be effective from the end of March 2004/beginning of April 2004.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

2003/035

19 December 2003

VODAFONE LAUNCHES THE VODAFONE SPEAKING PHONE ON

PAY AS YOU TALK

Following the success of the Vodafone Speaking Phone on pay monthly, Vodafone UK is pleased to announce that the next Vodafone Speaking Phone, based on the Nokia 3650, is now available for the first time on pay as you talk.

Endorsed by The Royal National Institute of the Blind (RNIB), the specially adapted handset is capable of an “audible display” meaning blind and visually impaired customers can use text-messaging, electronic contacts and network information on a mobile phone whilst opening up the world of text-based subscription services such as news, sports and weather alerts.

“The reaction to the first Vodafone Speaking Phone, launched in February 2003, exceeded our expectations” commented Gavin Darby, Chief Executive Officer for Vodafone UK.  “Offering this innovative product on pay as you talk is a further example of how Vodafone is committed to ensuring customers with Special Needs are equal members of the Vodafone community.”

2003/035 - Page 2

The Vodafone Speaking Phone is retailing at £199.99 and is available from selected Vodafone stores, by contacting Vodafone on 0800 10 11 12 or by contacting the Royal National Institute of the Blind at RNIB Customer Services on 0845 766 99 99.

•                  Ends -

For further information contact

Vodafone UK Public Relations

Ally Stevens or Libby Pritchard

Telephone: 07000 500100

Fax: 01635 234543

press.office@vodafone.com

or disability.access@vodafone.co.uk

NOTES TO EDITORS

•                  The first Vodafone Speaking Phone, based on the Nokia 9210i, launched in February 2003 and is available from Vodafone & the Royal National of the Blind on Vodafone price plan packages for £499.99.

•                  This press release is available in Braille format and on audio cassette.

Vodafone UK has 13.48 million customers, the largest share of the corporate mobile communications market and is part of the world’s largest mobile community. The Newbury-based company offers a wide range of mobile voice and data communications.  The Vodafone UK network covers 99% of the population and transmits over 12 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 355 networks in 150 countries.   In May 2003, Vodafone UK was ranked top for customer satisfaction for the second time in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates.

7.92 million customers currently use the Pay As You Talk range.  The hugely popular Vodafone UK prep-aid service was introduced in 1996.  Vodafone UK has over 300 retail stores in the UK.

Vodafone Speaking Phone is one of a range of products and services, which are particularly suitable for customers who are deaf or hard of hearing.  For further information on these products and services, please see  www.vodafone.co.uk/specialneeds or brochure We’re Connected, Products and Services for Elderly Customers & Customers with Special Needs.

NEWS RELEASE

VERIZON WIRELESS AND VODAFONE CO-OPERATE ON TRANSATLANTIC

TEXT MESSAGING SERVICE FOR CUSTOMERS

Verizon Wireless, the leading U.S. wireless service provider, and Vodafone, the world’s largest mobile community, today announces that they are introducing transatlantic text messaging.  This collaboration will enable their respective customers to send and receive text messages between the Verizon Wireless CDMA network and Vodafone’s GSM networks.

The transatlantic text messaging services will be introduced on a phased basis in the U.S. and 10 of Vodafone’s GSM networks.  All Verizon Wireless customers with TXT messaging-capable handsets, and Vodafone customers across Germany, Greece, Ireland*, Italy, the Netherlands, New Zealand, Portugal, Spain, Sweden and the UK, will be able to use the service beginning in early 2004.  Vodafone intends to extend the service to an even wider footprint during 2004.

Each text message sent travels between GSM and CDMA networks and is converted by InphoMatch, a U.S. vendor, before being forwarded to the recipient’ s handset.  Testing of the process shows that the conversion process and message delivery occurs within seconds.

John Stratton, VP and chief marketing officer at Verizon Wireless, noted, “Vodafone and Verizon Wireless are helping to make the world a little smaller as we mobilize our strengths to provide transatlantic text messaging.”

“The existing collaboration between Verizon Wireless and Vodafone continues to flourish and is now moving into new areas.  The introduction of this new era of transatlantic text messaging services is a clear indication to our customers that, as well as introducing innovative new global multimedia services, we continue to improve our existing service offerings,” said Peter Bamford, Chief Marketing Officer, Vodafone.

- ends -

Notes

* Vodafone Ireland has already initiated a pre-Christmas marketing campaign for the service.

About Vodafone

Vodafone is the world’s largest mobile community with over 125m proportionate customers worldwide and equity interests in 26 countries and Partner Networks in a further 10 countries. www.vodafone.com

About Verizon Wireless

Verizon Wireless is the leading provider of wireless communications in the U.S.  The company has the largest nationwide wireless voice and data network and 36 million customers.  Headquartered in Bedminster, NJ, Verizon Wireless is a joint venture of Verizon Communications (NYSE:VZ) and Vodafone (NYSE and LSE: VOD).  Find more information on the Web at www.verizonwireless.com.

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

John West

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

Verizon Wireless

Jeffrey Nelson

Tel:  +1 908 306 4824

Jeffrey.Nelson@VerizonWireless.com

29 December 2003

VODAFONE EXTENDS PARTNER COMMUNITY WITH SECOND MTC AGREEMENT

Vodafone today announces its second Partner Network Agreement with Mobile Telecommunications Company (MTC)*.  This latest Partner Network Agreement extends Vodafone’s existing relationship with MTC in Kuwait into the Bahraini market, following the launch of MTC-Vodafone Bahrain on 28th December, and brings the total number of Vodafone Partner Networks to 11.

In April 2003, MTC was chosen by Bahrain’s Telecommunications Regulatory Authority to develop the country’s 2nd GSM service.  As with MTC in Kuwait, the Bahraini subsidiary will operate under the brand MTC-Vodafone.

MTC-Vodafone Bahrain will start to introduce Vodafone’s international services in 2004, providing Vodafone and its partners’ customers seamless access to Vodafone’s international mobile services while travelling in Bahrain. In turn, MTC-Vodafone Bahrain’s customers will be able to enjoy the benefits of Vodafone’s roaming services across its global footprint.

Peter Bamford, Chief Marketing Officer, Vodafone said: “The launch of the MTC-Vodafone network in Bahrain builds on Vodafone’s existing relationship with MTC and expands Vodafone’s brand and services in the Middle East.  The adoption of a dual-brand by MTC originally in Kuwait and now in Bahrain, illustrates the scale and scope of Vodafone’s international brand profile.”

Dr Saad Al Barrak, Director General of the MTC Group of Companies responded saying: “The launch of the MTC-Vodafone service in Bahrain is a significant step forward not only for Bahrain but also for the Middle East.   Deregulation of the wider telecoms sector will drive natural competition all to the benefit of mobile users as new, creative services and keener pricing come into play.”

Following today’s announcement, Vodafone’s portfolio of global services, supported by its global brand, will be available in 11 Partner Network countries: Austria, Bahrain, Croatia, Denmark, Estonia, Finland, Iceland, Kuwait, Lithuania, Singapore and Slovenia.

- ends -

Notes to Editors

* The first Partner Network Agreement with Mobile Telecommunications Company (MTC) in Kuwait, was signed in September 2002.

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

John West

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications.  Vodafone has equity interests in 26 countries and Partner Networks in a further 11 countries, with a proportionate customer base of over 125 million.

VODAFONE SELECTS FAST FOR WORLDWIDE MOBILE SEARCH SERVICES

Fast Search & Transfer™ (FAST™), the leading developer of enterprise search and real-time alerting technologies, and Vodafone, the world’s largest mobile community, today announced that FAST Data Search™ has been selected as the mobile search platform for Vodafone live!.

The new search facility on Vodafone live! enables customers to use their mobile handsets to search across an extensive portfolio of content and an index of worldwide WAP content using a hosted installation of FAST Data Search.  This enables Vodafone to quickly connect its customers to relevant services within the Vodafone live! offering as well as to the mobile Internet. The service is already live in Egypt, France, Germany, Greece, Italy, the Netherlands, Malta, Portugal, Spain, Sweden and Switzerland, with the UK scheduled early next year.

“Providing our customers with access to the information and entertainment content they want, when they need it, is one of our key aims with Vodafone live!,” said Guy Laurence, Global Marketing Director – Global Products and Content Services, at Vodafone.  “The integration of a mobile search function that is quick and easy to use, is the latest addition to Vodafone live! ensuring that our customers’ experience is first class every time.”

“FAST strives to provide mission-critical search solutions for enterprises with the most complex information retrieval situations, as well as to further develop its search technology for deployment with the latest technological advancements,” said John M. Lervik, chief executive officer of FAST. “Vodafone live! is clearly taking mobile services to the next step by allowing customers quick access to entertainment and information services through integrated camera phones. We are pleased that Vodafone has selected FAST to improve the overall search experience of its Vodafone live! offering.”

The FAST Data Search suite of enterprise search solutions offers the most comprehensive combination available of powerful real-time search technology, business search management tools, and information analysis capabilities. FAST Data Search enables companies and organizations to develop information transparency and utilization across organizational units and geographical areas. This results in improved efficiency through collaboration, information sharing, and real-time data monitoring and filtering, as well as a dramatic boost in ROI and lowered total cost-of-ownership.

- ends -

For more information:

Vodafone Group	Fast Search & Transfer
Tim Brown, Group Corporate Affairs Director	Peter Gorman (U.S.)
Tel: +44 (0) 1635 673310	Tel: +1 781 304 2495
pr@fastsearch.com
Investor Relations
Melissa Stimpson	Sven Arne Gylterud (Europe)
Darren Jones	Tel: +47 23 01 12 75
Tel: +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young
Emma Conlon
Tel: +44 (0) 1635 673310

Tavistock Communications

John West

Justin Griffiths
Tel: +44 (0) 20 7920 3150

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 10 countries, serving over 125 million proportionate customers.

Vodafone’s global consumer service offering, Vodafone live!, opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers’ mobile devices.  Vodafone live! is available in 15 countries globally and has connected more than three million customers worldwide.

About FAST

FAST creates the real-time search and filter technology solutions that are behind the scenes at the world’s best known companies with the most demanding search problems. FAST’s flexible and scalable integrated technology platform elevates the search capabilities of enterprise customers and connects people to the relevant information they seek regardless of medium. This drives revenues and reduces total cost of ownership by effectively leveraging IT infrastructure. FAST’s powerful enterprise search technology solutions are used by a wide range of global customers and partners, including AT&T, Cardinal Health, CareerBuilder.com, Charles Schwab & Co., Chordiant, CIGNA, CNET, Dell, Fidelity Investments, FirstGov.gov (GSA), Freeserve, IBM, LexisNexis, Nordstrom, Overture, Reed Elsevier, Reuters, SBC Communications, Tenet Healthcare, T-Online, US Army, and Virgilio (Telecom Italia).

FAST Data Search supplies a complete information retrieval solution ideal for key vertical markets and applications including e-Commerce and Internet Portals, Financial Services; Government; Life Sciences; Media and Publishing; and Telecom.

FAST operates globally with presence in the United States, Europe, and Japan. FAST is publicly traded under the ticker symbol ‘FAST’ on the Oslo Stock Exchange. Please visit www.fastsearch.com for more information.

© 2003 Fast Search & Transfer ASA - Fast Search & Transfer, FAST, and the FAST four-colored logo are trademarks of Fast Search & Transfer ASA. All rights reserved. FAST disclaims any proprietary interest in the marks and names of others. All other trademarks mentioned in this document are the property of their respective owners.

20 January 2004

VODAFONE ANNOUNCES WINNERS OF JAVA(TM) GAMES CHALLENGE 2003

Vodafone today announced the winners of its Java(TM) Games Challenge 2003. The competition, launched at Sun Microsystem’s Java(TM) developer conference, Java(TM)One, is part of Vodafone’s ongoing initiative to reach out to the Java(TM) community to find high quality and innovative games for Vodafone live!. More than 15,000 members of the developer community were present at the conference held in June 2003.

The three successful participants, who will each receive a Sharp GX20, the latest Vodafone live! handset, and have the opportunity to secure a commercial contract with Vodafone enabling them to see their game reach Vodafone live! subscribers in up to five countries throughout  Europe, were:

“Skidlock Racer!” - developed by Spectrum Wired. “Skidlock Racer!” is a top-down racing game. The aim of the game is to race at high speed and skidding and sliding as much as you can whilst staying on track to win the race.

“The Office” - developed by Vaka. In “The Office” the player is forced to undertake all the worst jobs in the office on behalf of his boss. If these tasks are performed well the office darling will reward the player with a kiss.

“Trails of Terror - Mutiny” - developed by Universomo. In this game the player searches for his lost daughter on an alien planet whilst fighting the alien invaders, driving futuristic vehicles and hacking consoles.

Guy Laurence, Global Marketing Director at Vodafone Global Product and Content Services, said: “We were extremely impressed by the high standard of submissions to the Vodafone Java(TM) Games Challenge 2003 and were forced to cut the number of entries down to 90 of the most appealing games. Choosing winners from that number of high calibre games was a very difficult task. The competition has shown us that, in addition to the current selection of games offered through Vodafone live!, there is still a vast pool of quality mobile gaming potential to be tapped into. I look forward to welcoming the winners to Vodafone’s portfolio.”

The Java(TM) Games Challenge 2003 was open to any person or entity from any country, excepting employees or family members of Vodafone or Vodafone Group. Applications were submitted in J2ME format and were evaluated by Vodafone Global Product and Content Services based upon their appeal, quality, usability, commercial potential and ease of deployment.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Emma Conlon

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

About Vodafone

Vodafone is the world’s largest mobile community, with equity interests in 26 countries and Partner Networks in a further 11 countries, serving over 125 million proportionate customers.

Vodafone’s global consumer service offering, Vodafone live!, opens up a world of mobile colour communication, bringing news, information, e-mail, chat, location-based services, games and shopping to customers’ mobile devices.  Vodafone live! is available in 16 countries globally and has connected more than three million customers worldwide.

30 January 2004

NEW APPOINTMENTS

Vodafone Group announces that Gavin Darby, currently Chief Executive of Vodafone UK, has been appointed Chief Executive Americas Region with effect from 1 April 2004. Gavin will report to Julian Horn-Smith, Group Chief Operating Officer.

Bill Morrow, previously Chief Executive of the Japan Telecom fixed line business, will become Chief Executive of Vodafone UK with effect from 1 February 2004. Bill will report to Peter Bamford, Chief Marketing Officer and Chief Executive UK and Ireland Region.

- ends -

For further information:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Justin Griffiths

Tel:  +44 (0) 20 7920 3150

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 3 December 2003

RNS No:  7883S

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Further to its announcement on 18 November 2003 in which Vodafone Group Plc (“Vodafone”) announced its allocation of £2.5 billion to a share repurchase programme, Vodafone announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	2 December 2003

Number of ordinary shares purchased:	30,000,000

Highest purchase price paid per share:	139.5p

Lowest purchase price paid per share:	136.75p

Volume weighted average price per share:	137.9958p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 55,000,000 of its ordinary shares in treasury and has 68,163,430,051 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Stephen Scott
Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 10 December 2003

RNS No:  0669T

VODAFONE GROUP PLC

SHARE PURCHASE

Further to its announcement on 18 November 2003 in which Vodafone Group Plc (“Vodafone”) announced its allocation of £2.5 billion to a share repurchase programme, Vodafone announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	9 December 2003

Number of ordinary shares purchased:	15,000,000

Highest purchase price paid per share:	136.5p

Lowest purchase price paid per share:	136.25p

Volume weighted average price per share:	136.4167p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 90,000,000 of its ordinary shares in treasury and has 68,130,778,639, ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Stephen Scott
Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 11 December 2003

RNS No:  1163T

VODAFONE GROUP PLC

SHARE PURCHASE

Further to its announcement on 18 November 2003 in which Vodafone Group Plc (“Vodafone”) announced its allocation of £2.5 billion to a share repurchase programme, Vodafone announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	10 December 2003

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	135.5p

Lowest purchase price paid per share:	134.5p

Volume weighted average price per share:	134.9779p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 107,000,000 of its ordinary shares in treasury and has 68,114,053,050 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Announced at 15:16 hrs

11 December 2003

RNS No. 1625T

11 December 2003 – for immediate release

Notification of Major interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was notified today by Fidelity Management & Research Company that on 9 December 2003 FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries, both being non-beneficial holders, held, solely for investment purposes, a total of 2,106,452,533 ordinary shares of US$0.10 each in the capital of the Company, in the following form:

1,582,998,878 Ordinary shares
521,657,460 Ordinary shares from ADR conversion
1,796,195 Ordinary shares from assumed conversion of convertible securities.

These holdings represent approximately 3.10 per cent of the issued ordinary shares capital of the Company.

S R Scott
Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Released at 0700 hrs 12 December 2003

RNS No:  1776T

VODAFONE GROUP PLC

SHARE PURCHASE

Further to its announcement on 18 November 2003 in which Vodafone Group Plc (“Vodafone”) announced its allocation of £2.5 billion to a share repurchase programme, Vodafone announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	11 December 2003

Number of ordinary shares purchased:	10,000,000

Highest purchase price paid per share:	135p

Lowest purchase price paid per share:	134.75p

Volume weighted average price per share:	134.7875p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 117,000,000 of its ordinary shares in treasury and has 68,104,941,498 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Stephen Scott
Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 10:50 hrs

RNS No:  1953T

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 12 December by Mourant ECS Trustees Limited that on 10 December 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 135p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	184
Mr J M Horn-Smith	186
Mr K J Hydon	186

Stephen Scott
Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 18 December 2003

RNS No:  3987T

VODAFONE GROUP PLC

SHARE PURCHASE

Further to its announcement on 18 November 2003 in which Vodafone Group Plc (“Vodafone”) announced its allocation of £2.5 billion to a share repurchase programme, Vodafone announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	17 December 2003

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	135p

Lowest purchase price paid per share:	134p

Volume weighted average price per share:	134.6199p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 134,000,000 of its ordinary shares in treasury and has 68,095,887,964 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Announced at 14:22

18 December 2003

RNS No. 4315T

18 December 2003 - for immediate release

Holding(s) in Company

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company has received notification that, as at 12 December 2003, Barclays PLC, through its subsidiaries and affiliates, had a notifiable interest in 2,046,833,837 ordinary shares of US$0.10 each in the capital of the Company.  This represents 3.01 per cent of the issued ordinary share capital of the Company.

P R S Howie
Deputy Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 19 December 2003

RNS No:  4562T

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Further to its announcement on 18 November 2003 in which Vodafone Group Plc (“Vodafone”) announced its allocation of £2.5 billion to a share repurchase programme, Vodafone announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	18 December 2003

Number of ordinary shares purchased:	15,750,000

Highest purchase price paid per share:	137.25p

Lowest purchase price paid per share:	134.5p

Volume weighted average price per share:	136.0700p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 149,750,000 of its ordinary shares in treasury and has 68,080,274,244 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Philip Howie
Deputy Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 22 December 2003

RNS No:  5267T

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Further to its announcement on 18 November 2003 in which Vodafone Group Plc (“Vodafone”) announced its allocation of £2.5 billion to a share repurchase programme, Vodafone announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:

19 December 2003

Number of ordinary shares purchased:

21,250,000

Highest purchase price paid per share:
137p
Lowest purchase price paid per share:
136p
Volume weighted average price per share:	136.7324p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 171,000,000 of its ordinary shares in treasury and has 68,059,256,869 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Stephen Scott
Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 23 December 2003

RNS No:  5809T

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Further to its announcement on 18 November 2003 in which Vodafone Group Plc (“Vodafone”) announced its allocation of £2.5 billion to a share repurchase programme, Vodafone announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	22 December 2003

Number of ordinary shares purchased:	4,000,000

Highest purchase price paid per share:	136.875p

Lowest purchase price paid per share:	135.75p

Volume weighted average price per share:	136.3438p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 175,000,000 of its ordinary shares in treasury and has 68,056,864,028 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Announced at 14:59 hrs

23 December 2003

RNS No:  6221T

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that on 22 December 2003 Julian Horn-Smith, a director of the Company, exercised an option granted to him in July 1997 under the terms of the Vodafone Group Plc Share Option Scheme (a share scheme not approved by the Inland Revenue) over 1,254,500 ordinary shares of US$0.10 each in the capital of the Company at an exercise price of 58.7p per share.  Subsequently, all the shares were sold at a price of 135.75p per share. The option was scheduled to lapse, if not exercised, in July 2004.

Mr Horn-Smith has an interest, excluding unexercised share options and incentive shares, of 1,730,653 shares in the Company.

Stephen Scott
Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 6 January 2004

RNS No:  8697T

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	5 January 2004

Number of ordinary shares purchased:	2,750,000

Highest purchase price paid per share:	143.5p

Lowest purchase price paid per share:	142.75p

Volume weighted average price per share:	142.9545p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 177,750,000 of its ordinary shares in treasury and has 68,056,269,716 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 7 January 2004

RNS No:  9251T

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	6 January 2004

Number of ordinary shares purchased:	13,000,000

Highest purchase price paid per share:	144.25p

Lowest purchase price paid per share:	143.5p

Volume weighted average price per share:	143.8462p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 190,750,000 of its ordinary shares in treasury and has 68,043,967,309 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Announced at 15:53 hrs

7 January 2004

RNS No: 9661T

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that today Kenneth John Hydon, a director of the Company, exercised an option granted to him in July 1997 under the terms of the Vodafone Group Plc Share Option Scheme (a share scheme not approved by the Inland Revenue) over 522,000 ordinary shares of US$0.10 each in the capital of the Company at an exercise price of 58.7p per share.  Subsequently, 440,458 of the shares were sold at a price of 144.75p per share primarily to satisfy the costs of and the tax liability arising on the exercise of the option.  The option was scheduled to lapse, if not exercised, in July 2004.

As a result of this transaction, Mr Hydon has an increased interest, excluding unexercised share options and incentive shares, of 2,309,554 shares in the Company.

Stephen Scott
Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 8 January 2004

RNS No:  9789T

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	7 January 2004

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	145.00p

Lowest purchase price paid per share:	144.00p

Volume weighted average price per share:	144.5023p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 207,750,000 of its ordinary shares in treasury and has 68,028,698,847 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 9 January 2004

RNS No:  0364U

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	8 January 2004

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	148.50p

Lowest purchase price paid per share:	146.00p

Volume weighted average price per share:	147.3165p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 224,750,000 of its ordinary shares in treasury and has 68,013,788,516 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 12 January 2004

RNS No:  0826U

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	9 January 2004

Number of ordinary shares purchased:	11,000,000

Highest purchase price paid per share:	148.50p

Lowest purchase price paid per share:	147.00p

Volume weighted average price per share:	147.9091p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 235,750,000 of its ordinary shares in treasury and has 68,003,480,900 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 13 January 2004

RNS No:  1367U

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	12 January 2004

Number of ordinary shares purchased:	15,250,000

Highest purchase price paid per share:	146.75p

Lowest purchase price paid per share:	145.75p

Volume weighted average price per share:	146.2967p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 251,000,000 of its ordinary shares in treasury and has 67,990,597,438 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Release at 0700 hrs 14 January 2004

RNS No:  1942U

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	13 January 2004

Number of ordinary shares purchased:	15,000,000

Highest purchase price paid per share:	148.50p

Lowest purchase price paid per share:	147.00p

Volume weighted average price per share:	148.2083p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 266,000,000 of its ordinary shares in treasury and has 67,975,718,688 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Announced at 17:46 hrs

RNS No:  2554U

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 14 January by Mourant ECS Trustees Limited that on 13 January 2004 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 149p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	168
Mr J M Horn-Smith	166
Mr K J Hydon	166

Stephen Scott
Group General Counsel and Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 27, 2004	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary